UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31,
2011 and 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2011	11

Signatures	12

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee
American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2011 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2011 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 4, 2012

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
ASSETS
Investments at fair value:
Money market fund	$145,703	$140,555
Mutual funds	46,275,508	46,868,662
American Woodmark Corporation Stock Fund:
Money market fund	218,451	325,554
Common stock – American Woodmark Corporation	11,771,478	20,946,265
Total investments, at fair value	58,411,140	68,281,036

Receivables:
Employer’s contributions	308,841	286,318
Participants’ contributions	20,405	25,403
Notes receivable from participants	2,588,342	2,402,515
Interest receivable	4,568	7,497
Total receivables	2,922,156	2,721,733

Total assets	61,333,296	71,002,769

LIABILITY
Excess contributions payable	138,007	96,984

Net assets available for benefits	$61,195,289	$70,905,785

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011 and 2010

	2011	2010
ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation (depreciation) in fair value of investments	$(11,146,051)	$9,247,028
Interest and dividends	1,024,939	1,165,782
Interest on notes receivable from participants	134,735	140,285
Total investment income (loss)	(9,986,377)	10,553,095

CONTRIBUTIONS
Participants’ contributions	3,938,196	3,899,609
Rollovers	234,579	220,102
Employer’s contributions	1,288,776	1,142,515
Total contributions	5,461,551	5,262,226

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	(4,990,041)	(6,381,773)
Administrative expenses	(195,629)	(194,102)
Total deductions	(5,185,670)	(6,575,875)

Net increase (decrease) in net assets available for benefits	(9,710,496)	9,239,446

Net assets available for benefits at beginning of year	70,905,785	61,666,339

Net assets available for benefits at end of year	$61,195,289	$70,905,785

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a)	General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

The Plan allows participants to contribute up to 50% of their annual compensation, excluding bonuses and other forms of extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $16,500 for the years ended December 31, 2011 and 2010. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2011 and 2010 was $5,500. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the Franklin Templeton Growth fund.

The Corporation makes matching contributions equal to 50% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All contributions by the Corporation are made in the Corporation’s common stock.

Each year, the Corporation also makes incentive contributions to each participant in the Plan equal to 3% of the Corporation’s quarterly net earnings divided by the number of eligible Plan participants. These contributions may be made in the form of the Corporation’s common stock or cash.  There were no incentive contributions made in 2011 and 2010.  Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2011 or 2010.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan.  At December 31, 2011 and 2010, the balance of forfeited nonvested accounts was $0 and $8,076, respectively.  In 2011 and 2010, employer contributions were reduced by $5 and $58,829 and Plan expenses were reduced by $24,935 and $5,670, respectively, from forfeited nonvested accounts.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest at 25% per year in the portion of their account representing the Corporation’s contributions plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

(e)	Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time.  The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

(f)	Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.

(h)	Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan.  The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund).  The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund at any time.

(i)	Administrative Expenses

The Corporation pays for all recordkeeping services net of revenue sharing from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock, and the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

(j)	Subsequent Events

Effective for periods on or after May 1, 2012 the Corporation will begin matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation.

Effective with the Corporation’s fiscal years commencing on or after May 1, 2012, the Corporation profit sharing contribution will be increased to 3% of the Corporation’s  net income for fiscal years in which the Corporation’s net income exceeds $0 but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock is based on the closing price on the last business day of the Plan year.  Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.

In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation (depreciation) in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Notes receivable from participants

Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest balance.

(d)	Benefit Payments

Benefit payments are recorded upon distribution.

(e)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Fair Value Measurements

The Plan classifies its investments carried at fair value in a three-level valuation hierarchy for fair value measurement.  These levels are described below:

Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.

Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities measured at fair value on a recurring basis are as follows:
	Fair Value Measurements as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Money market fund	$364,154	--	--	$364,154
Mutual funds:
Money Market funds	4,880,549	--	--	4,880,549
Intermediate Bond funds	8,271,093	--	--	8,271,093
Balanced funds	712,904	--	--	712,904
Large Value stock funds	8,544,681	--	--	8,544,681
Large Cap Core stock funds	1,170,484	--	--	1,170,484
Large Cap Growth stock funds	9,411,288	--	--	9,411,288
Mid Cap Core stock funds	1,540,932	--	--	1,540,932
Small/Mid Cap Value stock funds	1,905,313	--	--	1,905,313
Small/Mid Cap Growth stock funds	4,965,386	--	--	4,965,386
International stock funds	4,872,878	--	--	4,872,878
Total mutual funds	46,275,508	--	--	46,275,508
American Woodmark Corporation common stock	11,771,478	--	--	11,771,478
Total assets at fair value	$58,411,140	--	--	$58,411,140

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Fair Value Measurements as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Money market fund	$466,109	--	--	$466,109
Mutual funds:
Money Market funds	4,222,077	--	--	4,222,077
Intermediate Bond funds	7,707,791	--	--	7,707,791
Balanced funds	567,237	--	--	567,237
Large Value stock funds	8,501,905	--	--	8,501,905
Large Cap Core stock funds	871,155	--	--	871,155
Large Cap Growth stock funds	9,360,987	--	--	9,360,987
Mid Cap Core stock funds	1,252,620	--	--	1,252,620
Small/Mid Cap Value stock funds	2,052,115	--	--	2,052,115
Small/Mid Cap Growth stock funds	6,222,686	--	--	6,222,686
International stock funds	6,110,089	--	--	6,110,089
Total mutual funds	46,868,662	--	--	46,868,662
American Woodmark Corporation common stock	20,946,265	--	--	20,946,265
Total assets at fair value	$68,281,036	$--	$--	$68,281,036

(4)	Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2011	2010
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$11,771,478	$20,946,265
Consulting Group Large Cap Value Equity Fund	6,435,955	6,503,838
Consulting Group Large Cap Growth Fund	7,016,113	7,091,675
Consulting Group Small Cap Growth Fund	3,957,577	4,498,899
Consulting Group International Equity Fund	3,114,252	3,710,757
Consulting Group Core Fixed Income Investments Fund	5,803,904	5,398,339
Consulting Group Government Money Market Fund	3,461,723	*
* below 5% at December 31, 2010

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

During the years ended December 31, 2011 and 2010, the Plan’s investments purchased, sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	December 31,
	2011	2010
Fair value determined by quoted market price:
American Woodmark Corporation common stock	$(9,142,418)	$4,573,211
Mutual funds	(2,003,633)	4,673,817
	$(11,146,051)	$9,247,028

(5)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$61,195,289	$70,905,785
Less amounts allocated to withdrawing participants	(454,021)	(161,534)
Less benefit payments processed by recordkeeper but
not paid by trustee	(4,594)	(496)
Net assets available for benefits per the Form 5500	$60,736,674	$70,743,755

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010

Benefits paid to participant per the financial statements	$4,990,041	$6,381,773
Plus amounts allocated on Form 5500 to withdrawing
participants and benefit payments pending distribution at end of the year	458,615	162,030
Less amounts allocated on Form 5500 to withdrawing
participants and benefit payments pending distribution at beginning of the year	(162,030)	(297,829)
Benefits paid to participants per the Form 5500	$5,286,626	$6,245,974

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(6)	Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation.  Transactions involving these investments are considered to be party-in-interest transactions.  During 2011 and 2010, the Plan received $154,044 and $309,097, respectively, in dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan.

(7)	Federal Income Taxes

The Plan adopted a prototype plan maintained by the Newport Group for which an opinion letter dated June 3, 2004 was received stating the prototype plan qualifies under the applicable provisions of the Internal Revenue Code (IRC). The Company has not requested a separate determination letter from the IRS, but rather is relying on the letter received by the Newport Group in accordance with Announcement 2001-77.  The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code.  Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2007.

AMERICAN WOODMARK CORPORATION
INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares, principal amounts, units or rate of interest	Current value
Northern Trust Corporation	Northern Institutional Diversified Assets	364,154 shares of money market fund, pays interest at 0.04%	$364,154

Mutual Funds:
Allianz Global Investors	Allianz NFJ Large Cap Value Fund	38,885	535,841
American Funds	Amcap Fund	52,491	993,123
American Funds	American Bond Fund of America	64,567	810,316
American Funds	American EuroPacific Growth Fund	36,713	1,288,272
American Funds	American Money Market	1,418,826	1,418,826
American Funds	American Mutual Fund	42,101	1,088,723
American Funds	American Small Cap World Fund	22,752	761,047
Columbia Funds	Columbia Acorn Select Fund Z	10,447	246,762
Columbia Funds	Columbia Mid Cap Value Fund	30,928	396,191
Consulting Group Cap Market Funds	Consulting Group Core Fixed Income Investments Fund	679,614	5,803,904
Consulting Group Cap Market Funds	Consulting Group Emerging Markets Equity Fund	34,764	470,354
Consulting Group Cap Market Funds	Consulting Group Government Money Market Fund	3,461,723	3,461,723
Consulting Group Cap Market Funds	Consulting Group International Equity Fund	347,573	3,114,252
Consulting Group Cap Market Funds	Consulting Group Large Cap Growth Fund	490,294	7,016,113
Consulting Group Cap Market Funds	Consulting Group Large Cap Value Equity Fund	743,182	6,435,955
Consulting Group Cap Market Funds	Consulting Group Small Cap Growth Fund	218,169	3,957,577
Consulting Group Cap Market Funds	Consulting Group Small Cap Value Fund	77,384	907,709
Dreyfus Corporation	Dreyfus Appreciation Fund	16,942	686,670
Dreyfus Corporation	Dreyfus Mid Cap Index Fund	59,450	1,540,932
Franklin Templeton Investments	Franklin Dynatech Fund	13,400	385,778
Franklin Templeton Investments	Franklin Equity Income Fund	29,044	484,162
Franklin Templeton Investments	Franklin Growth Fund	10,836	483,814
Franklin Templeton Investments	Franklin Small Cap Value Fund	14,279	601,413
Franklin Templeton Investments	Franklin Templeton Growth Fund	49,064	712,904
Franklin Templeton Investments	Franklin Total Return Fund	45,161	454,323
Janus Capital Management LLC	Janus Growth & Income Fund	34,138	1,016,274
PIMCO	Pimco Real Return Fund	101,997	1,202,550
	Total	8,144,724	46,275,508

	* American Woodmark Corporation Common Stock	861,748	11,771,478

	Notes receivable from participants	Rates of interest ranging from 5.25% to 10.25%	2,588,342

	Total		$60,999,482

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 4, 2012	By: /s/ Glenn E. Eanes
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)